Consent of Independent Registered Public Accounting Firm
The Board of Directors
 ALCO Stores, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-165568, 333-139678, and 333-182626) on Form S-8 of ALCO Stores, Inc. (previously known as Duckwall-ALCO Stores, Inc.) (the Company) of our report dated April 13, 2012, with respect to the balance sheet of the Company as of January 29, 2012, and the related statements of operations, stockholders' equity, and cash flows for the year ended January 29, 2012, which report appears in the February 3, 2013 annual report on Form 10-K of the Company.
As discussed in notes 1(c) and 2 to the financial statements, the Company elected to change its method of accounting for inventory from the retail inventory method to the weighted average cost method in fiscal year 2012.

Kansas City, Missouri
 April 23, 2013